

ManGroupUSAInc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101.
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




06012384

March 30, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities
Exchange Act of 1934, enclosed please find copies of public announcements made by
Man Group plc. These announcements were also sent to the London Stock Exchange for
its information. Please contact the undersigned at (212) 589-6270, if you have any
questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in
the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v:\mb\ltr\Sec12s.doc

PROCESSED

APR 1 1 2006

THOMSON
FINANCIAL

Man Group plc
28 March 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 27 March 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$27.61.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.32%
Last 12 months	+20.3%
Annualised return since inception	+13.7%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
21 March 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 20 March 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$27.70.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-1.49%
Last 12 months	+20.9%
Annualised return since inception	+14.1%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
14 March 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 13 March 2006, the Net Asset Value of Man AHL Diversified Futures Ltd
was US$28.12.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.04%
Last 12 months	+20.9%
Annualised return since inception	+14.1%

Contacts:

| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception for its representative AHL funds for comparative
purposes, calculated using the last weekly valuation for each month. These will be updated each time the
AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Deutsche Bank AG and various of its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Notified

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

7 March 2006

12. Total holding following this notification

9,438,314

13. Total percentage holding of issued class following this notification

3.07%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield   Tel: 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

7 March 2006

Man Group plc
7 March 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 6 March 2006, the Net Asset Value of Man AHL Diversified Futures Ltd
was US$27.83.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.71%
Last 12 months	+20.9%
Annualised return since inception	+14.1%

Contacts:

| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception for its representative AHL funds for comparative
purposes, calculated using the last weekly valuation for each month. These will be updated each time the
AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com

Man Group plc
7 March 2006

The announcement replaces RNS announcement 2432Z dated 2 March 2006. The date of the NAV should have read 28 February 2006 and not 31 January 2006. All other details remain the same.

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 28 February 2006, the Net Asset Value of Athena Guaranteed Futures Ltd was US$87.75.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-3.05%
Last 12 months	+18.2%
Annualised return since inception	+15.3%

Contacts:
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
28 February 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 27 February 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.03.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.86%
Last 12 months	+20.9%
Annualised return since inception	+14.1%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
21 February 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 20 February 2006, the Net Asset Value of Man AHL Diversified Futures Ltd
was US$27.79.

Track Record: From inception on 12 May 1998

```
                                        ------------------------
                                        Key Statistics
                                        ------------------------

                                        --------
Last week                               +0.40%
Last 12 months                          +25.9%
Annualised return since inception       +14.3%
                                        --------
```

Contacts:
Peter Clarke   Man Group plc   020 7144 1000
Paul Downes   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception for its representative AHL funds for comparative
purposes, calculated using the last weekly valuation for each month. These will be updated each time the
AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com

Man Group plc
14 February 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 13 February 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$27.68.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-2.91%
Last 12 months	+25.9%
Annualised return since inception	+14.3%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com